Exhibit 99.4

FOR IMMEDIATE RELEASE	March 30, 2009

Forbes Medi-Tech Announces Financial Results for the Year ended December 31, 2008
~Extension of NASDAQ Compliance Deadline~

~Completion of Reorganization of Subsidiary-Old Forbes~

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) today announced its financial results for the year ended December 31, 2008.  All amounts are in Canadian dollars unless otherwise noted.

This press release contains the condensed financial statements derived from the audited consolidated financial statements for the year ended December 31, 2008 and 2007. More detailed information can be found in the full audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2008, which are being filed with the applicable Canadian and U.S. regulatory authorities.

“In 2008, we were successful in obtaining a non-dilutive financing, re-organizing our corporate structure, streamlining operations, selling off non-core assets, and focusing entirely on our revenue-generating nutraceutical ingredient business”  said Charles Butt, President and CEO of Forbes Medi-Tech Inc.  “While we were naturally disappointed in our Fourth Quarter sales which impacted our year-end, we feel that there remains good potential for long-term growth within the nutraceutical industry, and are currently focusing our efforts to achieve a strategic business combination or ‘M&A’ type transaction to leverage our key competencies, assets and skills to be part of that future growth.”

2008 SIGNIFICANT EVENTS

•

Plan of Arrangement: In February 2008, the Company re-organized pursuant to a Plan of Arrangement which was approved by shareholders, option holders and warrant holders of Forbes at a special meeting held on February 14, 2008 and by the Supreme Court of British Columbia on February 15, 2008. On February 27, 2008, at the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act.  The Arrangement was designed in part to allow Forbes to accommodate and capitalize on certain financing opportunities and to achieve NASDAQ’s Minimum Bid Price Requirement.

•

Plan of Reorganization:  On March 20, 2008, the Company announced that it had entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes. As announced on May 12, 2008, the first phase of this reorganization transaction was completed when the Investor made an investment of $2,960,000 by way of a convertible debenture of Old Forbes. All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture, were transferred to New Forbes.

Subsequent to December 31, 2008, Old Forbes retained GMP Securities L.P. and a syndicate of agents in connection with an offering of its Voting Common Shares to the public (the "Offering"). Old Forbes changed its name to Deans Knight Income Corporation (“Deans Knight”). On March 18, 2009, as a result of the completion of the Offering and the conversion of the Convertible Debenture, Forbes’ ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a pre-tax dilution gain of approximately $3,700,000. Forbes’ remaining interest in Deans Knight is valued at approximately $800,000 which the Company expects to realize, subject to certain conditions, by May 2009, as part of the agreement with the holder of the Convertible Debenture.

•

Corporate Restructuring: Historically, the Company has been involved in pharmaceutical research and development. On May 15, 2008, the Company announced a plan to focus exclusively on its revenue-generating nutraceutical business, to cease all in-house drug development activities and to reduce its total workforce by approximately one-third, affecting employees in the U.S. and Canada. In August of 2008, the Company sold its former pharmaceutical business unit and assets based in San Diego, California.  Terms of the sale included an upfront payment of US $1,000,000 in cash paid at closing to Forbes along with potential future payments of up to US $6 million.  Twenty percent of all proceeds received by the Company are payable to former owners of the assigned intellectual property.

•

Exchange Listings: On September 19, 2008, the Company announced that it had received a NASDAQ Staff Deficiency Letter dated September 19, 2008 indicating that the bid price for its common stock has closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). NASDAQ provided the Company with 180 calendar days, or until March 18, 2009, to regain compliance with this rule.

In October 2008, The NASDAQ Stock Market decided to temporarily suspend enforcement of the minimum bid price and minimum market value of publicly held shares rules, given the extraordinary market conditions. Subsequent to year end, NASDAQ twice extended its suspension of the bid price and market value of publicly held shares requirements.  The second extension was announced by NASDAQ on March 23, 2009. As a result of these extensions, the Company's compliance deadline is now December 21, 2009.  Forbes can regain compliance with the suspended rules, to be reinstated on July 20, 2009, by achieving a US$1 closing bid price for a minimum of 10 consecutive trading days by December 21, 2009.  If the Company does not regain compliance by such date, its securities will be subject to delisting.

Subsequent to year end, on January 14, 2009, the Company announced that it had received notice from The Toronto Stock Exchange ("TSX"), indicating that the TSX is reviewing the eligibility of Forbes' common shares for continued listing on the TSX. The delisting review announced by the TSX relates to Forbes' market capitalization, which has fallen below the designated TSX threshold. Pursuant to the TSX's Remedial Review Process, Forbes has been given 210 days -- until August 12, 2009 -- to regain compliance with the TSX continued listing requirements.

FINANCIAL RESULTS

The December 31, 2008 consolidated operating results include the results of the Company, its wholly-owned subsidiaries, 3887685 Canada Inc. (Old Forbes), Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd.

Summary: (thousands of $ except per share values and number of shares)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Revenue
Sales-phytosterol products	$ 7,108	$ 7,717	$ 5,233
Sales-finished goods	732	1,130	731
Licensing	4	57	151
Phytosterol Revenues	7,844	8,904	6,115
Cost of Sales	(7,543)	(9,155)	(5,857)
	301	(251)	258
Operating Expenses
General and administrative	5,282	4,875	6,018
Marketing, sales & product development	1,528	1,606	2,762
Nutraceutical research, development and support	1,213	1,775	2,915
Depreciation/amortization	76	160	143
Foreign exchange losses (gain)	(456)	1,431	390
Other income / (expenses)	169	364	1,126
Loss from continuing operations	(7,173)	(9,734)	(10,843)

Income taxes recovery / (expense)	(17)	492	(158)
Net loss from continuing operations	(7,190)	(9,242)	(11,001)

(Loss) / income from discontinued operations, net of taxes	(463)	(2,441)	158
Net loss for the period	$ (7,653)	$ (11,683)	$ (10,843)

Weighted average number of shares	4,865,131	4,800,923	4,675,047

Loss per share from continuing operations Basic and diluted	$ (1.48)	$ (1.92)	$ (2.35)
(Loss) / income per share from discontinued operations Basic and diluted	$ (0.09)	$ (0.51)	$ 0.03
Net loss per share Basic and diluted	$ (1.57)	$ (2.43)	$ (2.32)

REVENUES / COST OF SALES

Revenue - Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), and sales through the  Forbes-Fayrefield joint venture of finished products containing Reducol™.

Cost of Sales Cost of Sales for the year ended December 31, 2008 included an allowance for losses on future year purchase commitments of $1,033,000, less a reversal of $203,000 relating to a reversal of a prior period inventory valuation allowance. Including these allowances, the Company realized a gross margin percentage of 4%, however, prior to the impact of these balances, the Company realized a gross margin percentage of 14%.

Cost of Sales for the year ended December 31, 2007 included an allowance for losses on future year purchase commitments of $391,000 and an inventory valuation allowance of $450,000. Including these allowances, the Company recognized a negative gross margin percentage of 3%, however, prior to the impact of these balances, the Company realized a gross margin percentage of 6%. In 2006, Cost of Sales included an inventory valuation allowance of $350,000. Including the allowance, the Company realized a gross margin percentage of 2%, however, prior to the impact of this allowance, the Company realized a gross margin percentage of 8%.

Operating Expenses As part of the corporate restructuring, the Company continues to reduce operating expenditures wherever possible. Included in the total operating expenses for 2008 are one-time restructuring costs of approximately $500,000.

In 2008, the increase in General and Administrative expenditures is attributable to an increase in professional fees incurred to complete the Plans of Arrangement and Reorganization, an increase in professional fees and filing fees associated with a NASDAQ hearing held in early 2008 and interest accretion associated with the convertible debenture.

LIQUIDITY & CAPITAL RESOURCES

Cash, cash equivalents and working capital Net cash and cash equivalents as of December 31, 2008 totaled $1,377,000 compared with $5,234,000 as at December 31, 2007.  The Company had working capital of $3,531,000 at December 31, 2008 (December 31, 2007 – working capital $9,673,000).

Cash used in continuing operating activities Cash used in continuing operating activities was $7,934,000 in fiscal 2008, compared to $10,101,000 in fiscal 2007 and $17,846,000 in fiscal 2006.

Investing activities  Investing activities in the year ended December 31, 2008 realized $1,116,000 resulting primarily from the proceeds of $1,017,000 realized on the disposal of the discontinued pharmaceutical operations.

Financing activities In fiscal 2008, financing activities provided $2,960,000 of cash proceeds from the convertible debenture, compared with $7,000 in 2007 and $593,000 in 2006.

The Company’s management is of the view that its capital resources will be sufficient to finance operations into the fourth quarter of 2009.  This view is based on a number of factors and assumptions, and include the assumption that its expenditures will not exceed those currently planned, that it will receive the approximate $800,000 of Additional Funding as anticipated (the “Additional Funding”), that there will be no material change to its relationships with its largest customers, and its revenues for 2009 will meet or exceed its expectations.

In order to continue operations through and beyond the fourth quarter of 2009, and to minimize risks to its operations, the Company will need to undertake a suitable sale, merger, acquisition or other strategic combination transaction (an “M&A transaction”), or obtain additional financing.  While management is considering all financing alternatives, there is no assurance that such funding will be available or obtained on favorable terms.  The market for both debt and equity financings for companies such as Forbes has always been challenging.  Management is seeking to raise additional funds for operations from potential investors and is also continuing to focus its efforts on obtaining a suitable M&A transaction.  The Company’s future operations are completely dependent upon its ability to complete a suitable M&A transaction and/or secure additional funds.

Fiscal Year Ended December 31, 2008 Report

This news release includes by reference the Company’s audited financial statements for the fiscal year ended December 31, 2008, and full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

These financial statements were prepared in accordance with Canadian generally accepted accounting principles, and were audited by the Company's auditors, KPMG LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

The audit report of the independent registered public accounting firm incorporated in the Company’s annual report to be filed on Form 20-F with the Securities and Exchange Commission (United States) contains a going concern qualification. The Company is making this announcement pursuant to the requirement contained in NASDAQ'S Marketplace Rule 4350(b)(1)(B) to disclose its receipt of an audit opinion that contains such a going concern qualification.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc.  is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

FORWARD LOOKING STATEMENTS

This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of its capital resources, its expected receipt of an additional $800,000 in connection with its non-dilutive financing with a private investor, future financing and M&A transactions, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “continues”, “developing”, “pursuing”, “seeking”, “expected”, “expectations”, “focus”, “obtaining”,  “anticipated”, “2009”, “potential”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital or a suitable M&A transaction, which may not be available in a timely manner or at all and which, if not obtained, would have a material adverse effect on the Company and its ability to continue as a going concern;  the risk of unanticipated expenses and inability to control certain costs; the risk that sales revenue may not meet the Company’s expectations;  the risk that the Company may not receive the $800,000 Additional Funding in a timely manner, which would have a material adverse effect on our operations and ability to continue; the Company’s dependence on its key personnel; the Company’s need for additional customers and the Company’s existing reliance on  four customers, including Pharmavite LLC, for performance, and any change in our relationship with these customers may negatively affect our business and sales; the effect of competition; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; the need for future regulatory approvals, which are not assured; product liability, intellectual property and insurance risks; exchange rate fluctuations; uncertainty whether the Company’s shares will remain listed on NASDAQ or the TSX and the need to regain compliance with NASDAQ’s minimum bid price rule by December 21, 2009 and with the TSX’s market capitalization requirement by August 12, 2009; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form / Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contacts:

David Goold

Chief Financial Officer

Phone: (604) 689-5899 ext. 239

E-mail: dgoold@forbesmedi.com

FINANCIAL INFORMATION

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008 and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$1,376,575	$5,234,043
Accounts receivable (note 8)	1,446,561	1,276,885
Inventories (note 9)	5,992,748	5,316,785
Prepaid expenses and deposits	241,784	224,204
	9,057,668	12,051,917

Capital Assets (note 10)	139,843	386,979
Other assets (note 12)	18,376	511,946

	$9,215,887	$12,950,842

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 13)	$2,598,488	$2,294,199
Income tax liability	6,838	30,678
Convertible debenture (note 6)	2,856,272	―
Current portion tenure allowance payable (note 15(a))	65,000	54,167
	5,526,598	2,379,044

Long-term liabilities:
Tenure allowance (note 15(a))	1,005,029	939,729
	6,531,627	3,318,773

Equity component of subsidiary’s convertible debenture (note 6)	398,615	―

Shareholders’ equity:
Share capital (note 14(c))	2,720,992	101,026,525
Contributed surplus (note 14(b))	10,026,964	9,875,356
Deficit	(10,462,311)	(101,269,812)
	2,285,645	9,632,069

	$9,215,887	$12,950,842

FORBES MEDI-TECH INC.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue:
Sales	$7,839,674	$8,847,117	$5,963,919
Licensing	4,097	57,324	151,605
Phytosterol revenues	7,843,771	8,904,441	6,115,524
Cost of sales	7,542,878	9,154,915	5,857,363
	300,893	(250,474)	258,161

Expenses:
General and administrative	5,281,976	4,875,102	6,018,393
Marketing, sales and product development	1,527,766	1,605,985	2,761,566
Nutraceutical research, development and support	1,213,554	1,774,932	2,914,933
Depreciation and amortization	75,584	160,178	143,111
Foreign exchange loss (gain)	(456,027)	1,431,069	389,590
	7,642,853	9,847,266	12,227,593
Loss from continuing operations	(7,341,960)	(10,097,740)	(11,969,432)

Other income (expenses):
Interest and other	168,930	456,924	1,126,413
Impairment charge for capital assets	―	(92,848)	―
	168,930	364,076	1,126,413
Loss from continuing operations for the year before taxes	(7,173,030)	(9,733,664)	(10,843,019)

Current income tax recovery / (expense) (note 20(a))	(16,538)	491,454	(158,103)

Net loss from continuing operations for the year	(7,189,568)	(9,242,210)	(11,001,122)

Discontinued Operations (note 24)
(Loss) / income from discontinued operations, net of income tax	(462,931)	(2,440,918)	157,634

Net loss and comprehensive loss for the year	(7,652,499)	(11,683,128)	(10,843,488)

Deficit, beginning of year	(101,269,812)	(89,586,684)	(78,743,196)
Reduction of deficit and stated share capital	98,460,000	―	―

Deficit, end of year	$10,462,311	$(101,269,812)	$(89,586,684)

Weighted average number of common shares outstanding	4,865,131	4,800,923	4,675,047

Basic and diluted loss per share from continuing operations	$(1.48)	$(1.92)	$(2.35)

Basic and diluted (loss) / income per share from discontinued operations	$(0.09)	$(0.51)	$0.03

Basic and diluted loss per share	$(1.57)	$(2.43)	$(2.32)

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):
Operations:
Net loss for the year	$(7,652,499)	$(11,683,128)	$(10,843,488)
Adjustment for:

Depreciation and amortization	86,617	213,007	149,565
Amortization of deferred license revenues	―	(57,324)	(114,636)
Impairment charge for goodwill, intellectual property and capital assets	―	759,047	―
Stock-based compensation	151,608	958,324	1,818,646
Amortization of capitalized financing fees	―	―	25,962
Accretion of interest	294,887	―	116,725
Loss on disposal of fixed assets	73,288	―	1,193
Income from discontinued operations, net of taxes	―	―	(29,248)
Gain on disposal of discontinued operations, net of taxes	(767,603)	―	(6,958,310)
Net change in non-cash operating items (note 16)	(119,859)	(290,871)	(2,012,610)
Net cash used in continuing operations	(7,933,561)	(10,100,945)	(17,846,201)

Net cash used in discontinued operations	―	―	(5,214,278)
	(7,933,561)	(10,100,945)	(23,060,479)

Investments:
Acquisition of property, plant and equipment	(9,885)	(98,695)	(174,452)
Proceeds from long-term note receivable	98,559	140,075	131,285
Proceeds on disposal of Phyto-Source manufacturing joint venture	―	―	28,935,000
Net proceeds on disposal of discontinued operations	1,016,966	―	―
Acquisition of intangible/other assets	―	―	(435,873)
Proceeds on disposal of fixed assets	10,453	―	300
	1,116,093	41,380	28,456,260
Financing:
Debenture	2,960,000	―	―
Issuance of common shares	―	6,600	922,638
Decrease in long-term liabilities from discontinued operations	―	―	(329,771)
	2,960,000	6,600	592,867

Increase / (decrease) in cash and cash equivalents	(3,857,468)	(10,052,965)	5,988,648

Cash and cash equivalents, beginning of year	5,234,043	15,287,008	9,298,360

Cash and cash equivalents, end of year	$1,376,575	$5,234,043	$15,287,008

###